Exhibit 99.4

PRESS RELEASE

Guyana: TotalEnergies Becomes Operator
with a new Offshore Exploration License

Paris, November 11, 2025 – TotalEnergies (40%, operator) and its partners QatarEnergy (35%) and Petronas (25%) have signed a production sharing contract for Block S4 with Guyana’s Ministry of National Resources represented by His Excellency Vickram Bharrat, following the block’s 2023 award in the Guyana 2022 Licensing Round.

Block S4 is a 1,788 km2 block located about 50-100 km from shore. The initial work program consists of a 2000 km2 3D seismic acquisition.

“TotalEnergies is delighted to bring its expertise as an operator to Guyana, in a shallow-water offshore block within this prolific basin, and to further strengthen its global strategic partnerships with QatarEnergy and Petronas. This block fits our strategy of exploring for material, low-cost, and low-emission resources,” said Nicola Mavilla, Senior Vice President Exploration of TotalEnergies.

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).